SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

———————

FORM 11-K

(Mark One)

(X)   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

OR

( )   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from _____ to _____

Commission file number: 001-15781

MANUALLY SIGNED

A.   Full title of the plan and the address of the plan, if different from that of the issuer named below:

Berkshire Bank 401(K) Plan

B.   Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Berkshire Hills Bancorp, Inc.
24 North Street
Pittsfield, MA 01201



05058965



PROCESSED

JUN 2 9 2005

THOMSON
FINANCIAL

REQUIRED INFORMATION

Item 1-3.   The Berkshire Bank 401(k) Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. The Plan intends to file such financial statements and schedules in lieu of the financial statements required by these Items, as permitted by Item 4.

Item 4.   Plan financials will be filed by amendment.

Exhibit 23.1   Consent of Wolf & Company, P.C. *

* To be filed by amendment.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan's behalf by the undersigned hereunto duly authorized.

Date: 6/20/05   **Berkshire Bank 401(k) Plan**

_____
Plan Administrator

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